

Mail Stop 3030

November 17, 2009

Johannes C. Keltjens
President and Chief Executive Officer
AngioDynamics, Inc.
603 Queensbury Avenue
Queensbury, New York 12804

     Re: **AngioDynamics, Inc.**
            Form 10-K for the fiscal year ended May 31, 2009
            Filed August 14, 2009
            File No. 0-50761

Dear Mr. Keltjens:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tim Buchmiller
                    Senior Attorney